UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

VidAngel, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K, or the Annual Report, that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “might,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

General

 In 2013, four brothers, Neal, Daniel, Jeffrey, and Jordan Harmon, founded VidAngel, Inc. (“we,” “us,” “our,” “our Company”, or “the Company”), an audiovisual content filtering company that gives viewers the choice to remove objectionable content, such as violence, sex, nudity, and/or language, from authorized copies of movies and television programs. The Harmon brothers, as fathers of children aged newborn to ten, were searching for a better way to watch quality content with their kids. They founded the Company to give their families, and all other families, greater personal choice in the movies and television programs they watch at home. Our purpose is not only to allow families to watch “however the BLEEP they want,” but to protect an individual’s legal right to customize the content they watch at home. Today, we believe that our Company has been, and has the potential to again become, the leading filtering company with applications available on all major distribution platforms, and that the potential demand for our service is significant.

We were formed as a Utah limited liability company on October 22, 2013 pursuant to a Certificate of Formation filed with the State of Utah’s Department of Commerce and that certain Operating Agreement of the Company, dated December 13, 2013, by and among us and our members.  Subsequently, the Company was converted into VidAngel, Inc. a Delaware corporation, on February 12, 2014, pursuant to Articles of Conversion filed with the State of Utah’s Department of Commerce.

Current Operations

      Our remote filtering and Remote Media Ownership Management, or RMOM, services are currently suspended due to a preliminary injunction, or the PI, issued December 12, 2016 by the United States District Court for the Central District of California, or the Court, in an action brought by Disney Enterprises, Inc. and three other content owners, or the Disney Litigation. We are still operating by producing our own original content, maintaining engagement with our existing users, conducting research and development to create new intellectual property, devising new methods to monetize existing intellectual property, and defending against the Disney Litigation with the expectation of resuming our remote filtering and RMOM services in the event the Ninth Circuit Court of Appeals decides our appeal of the PI on the legal merits favorably or the Court makes a favorable final ruling following a full trial on the merits. See “Suspended Operations” and “Legal Proceedings—Disney Litigation and the Preliminary Injunction.”

User Base

We believe that the majority of our users are actively watching and waiting for news from us about the future of our services, and if our appeal of the PI with the Ninth Circuit Court of Appeals is successful, would immediately begin using our services again. We are maintaining regular communication with them in an effort to keep them up to date on the legal battle, as well as any potential upcoming news on the restoration of our services. As of December 31, 2016, our user base had donated over $170,000 for us to use in the Disney Litigation, and had written tens of thousands of letters, tweets, and posts to the Judge and their local representatives in Congress expressing their support, and the need, for the services we provided. In the event that we are able to restore our services, we believe they represent a significant advantage over our current, or would be, competitors for future revenue growth.

The cost to acquire users is high, and any new services that enter the marketplace would likely be faced with a similarly high Cost per Acquisition, or CPA. Our existing user base provides us with a distinct advantage in the event we receive a favorable outcome on the legal merits in the 9th circuit, or in the trial court following a full trial or develop an alternative service that is not subject to the same copyright infringements alleged by the Plaintiffs in the Disney Litigation.

Original Content

We announced the “VidAngel Studios” concept in December 2016, and immediately began accepting submissions for digital distribution, applications to perform comedy routines for the Dry Bar Comedy series, and requests from creators interested in helping us produce original content.

We have received hundreds of inquiries and applications to partner on some very interesting projects. As of the date of this filing, we have produced 48 original comedy specials from various up and coming comedians. We launched our first theatrical release, “Tim Timmerman, Hope of America,” and held one of the largest film premieres in Utah history for it. We have also licensed “The Last Descent”, from Excel Entertainment, and “Life on Bitcoin” for exclusive digital distribution.

Why are we making our own content? - We believe that the large amount of filtering data gathered over the last 2 years gives us unique insight into the type of content our users want to view. Armed with this information, we believe that we can produce the type of content that our users are seeking, without compromising the quality of the content. We ultimately envision a system where we produce an array of family-friendly content guided by audience feedback.

Are we changing our mission? - No, our mission has always been to create the best filtering service in the world, attract a large audience of like-minded people, and build the best possible family-friendly streaming platform. We do not envision that our content will replace all the great Hollywood content currently available, or that will be available in the future. When we started the Company in 2013, we knew that the same people who wanted to filter existing content would likely also want additional sources of family-friendly content. We always hoped to become large enough that we can create some of that content. That day has arrived, and we are so excited for what the future will bring.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, Youtube and Twitter, to promote our service to potential users. We also rely extensively on word-of-mouth advertising and on the marketing services of Harmon Brothers LLC, or HB, which is in the business of providing Internet-based and multi-media promotional and marketing services, including the design, implementation and execution of promotional and Web-based advertising campaigns. See “Interest of Management and Others in Certain Transactions—Affiliated Transactions.”

Our Intellectual Property

As of December 31, 2016, we had one registered trademark, “VIDANGEL,” and five unregistered trademarks, “VidMap,” “VidTag,” “watch however the BLEEP you want,” “watch movies however the BLEEP they want,” and “watch movies & TV however the BLEEP you want.” We have since applied to register both DRY BAR and DRY BAR COMEDY as service marks for entertainment services.

In addition, we, in conjunction with our Dry Bar Comedy, LLC affiliate, have produced 48 stand-up comedy episodes. We are the copyright owner of the episodes Dry Bar Comedy, LLC produces, although we do not have any copyright interest in the underlying performances.

We also own numerous Internet domain sites and websites, including: www.vidangel.com; www.vidangle.com; www.viddevil.com; www.stopjarjar.com; www.cleantube.com; and www.kleentube.com.

As of December 31, 2016, we had been issued a U.S. patent for seamless streaming and filtering, filed March 31, 2015, with an expiration date of March 30, 2035, and had two patent applications pending for: (i) curating filters for audiovisual content (U.S. Patent Application No. 14/621972), and (ii) a method and system for a Remote Media Ownership Management, or RMOM, apparatus, system and method (US. Patent Application No. 11/608165), pending for examination. Our patent and pending patents are discussed in further depth below.

Patents

Seamless streaming and filtering.  We currently own a patent for a seamless streaming and filtering (the “Streaming and Filter Solution”) method and system (U.S Patent Application. No. 14/674,364, filed on March 31, 2015; U.S. Patent No. 9,363,561 issued on June 7, 2016). The Streaming and Filtering Solution is designed to smoothly filter content streamed over HTTP Live Streaming, or HLS. HLS streams content, e.g. movies, by dividing the content into a series of short media segment files. The client requests each of the media segment files identified by the HLS index file, and the server transmits each media segment file upon the client’s request. The Streaming and Filtering Solution generates a content map for a movie, the content map identifies all parts of a movie with filterable content (e.g. vulgarity, sex/nudity, violence, etc.). The content map generates categories and subcategories of filterable elements (e.g. Vulgarity (category): “f---“(subcategory)). The content map may be generated in a variety of ways, e.g. by a human who watches a movie and documents the characteristics of filterable elements in the movie; through a community or crowd-based approach; programmatically; or in any other way by which filterable elements may be identified. For example, the content map may identify time periods during the movie which may be filtered for language, e.g., the word “sh—“at the minute:second marker 45:39.5-45:40. A content map entry may include identification of the temporal (e.g. minute markers during the movie), spatial (e.g., area of display to be cut, cropped, kept, blurred, or otherwise filtered), and audible (e.g. channels or other content aspects containing filterable content) dimensions of filterable content in the movie (or other type of content), or other characteristics of a particular filterable element. The client selects its own preferences, which may be based on a particular user or person, the physical location to which content is being streamed, or any other criteria for determining how to filter content. For example, preferences may indicate that the word “f---“ should be entirely muted, but that, for the word “crap”, the volume should be merely turned down halfway. The Streaming and Filtering Solution dynamically generates a media segment file as directed by the user’s preferences, and the file is then transmitted to the client without ever placing the filtered media segment file in fixed storage. Generating a filtered media segment may comprise omitting an entire segment, omitting one or more chronological segments of the media segment file, completely muting all audio, partially turning down all sound, muting only one or more of all of the audio channels, turning down the sound on one or more of the audio channels, turning up the sound on one or more audio channels, cropping the video, blurring all or part of the video, replacing all or part of the video, or any other audio, visual, or other effect or manipulation known in the art.

Curating Filters for Audiovisual Content.  We own a patent application for curating filters for audiovisual content, or Filter Curation Platform, method and system (U.S. Patent Application No. 14/621972 filed February 13, 2015). The Filter Curation Platform enables users to curate and access custom filters to adapt the playback of audiovisual content. The Filter Curation Platform may enable users (i.e. video viewers, video taggers, video reviewers, and video publishers), which have different roles, to create one or more video tags for a movie, and thereby create a full or partial video map for the movie. A video tag is a short description of a segment/clip of a multimedia file. A video tag includes a type, start time, end time, and a category. Examples of video tag categories may include positive and negative categories, such as action, dramatic, scary, alcohol/drugs, profane/crude language, sex/nudity, and violence, among other categories.  A video tagger may create video maps for audiovisual content. A video reviewer is a user who may review video maps for mistakes, make corrections, and provide feedback on the video maps created by video taggers. A video publisher is a user who may prepare, finalize, and publish video maps to a multimedia portal. Multiple video taggers may tag the same portions of a movie, and a video reviewer may access the video maps from multiple video taggers. The process may be iterative in many ways, so that multiple video taggers, video reviewers and video publishers may prepare, review, edit and pass among each other video maps in various orders and workflows. Once the video map has been published, the video viewer, via a media player interface may define filters using a video map of the movie. The video viewer may customize the filter to display (or make audible) some categories or specific segments of filterable content, but not others. Video maps may receive scores from video users, such as receiving one halo for poor quality and up to five haloes for excellent quality. In some cases, video taggers, video reviewers, and video publishers may receive cash consideration for their services.

Apparatus, System, and Method for Remote Media Ownership Management. We also own a patent application for a remote media ownership management, or RMOM, apparatus, system and method (US. Patent Application No. 11/608165) filed December 7, 2006. The RMOM is an apparatus, system and method that allows a consumer to deposit Physical Media Units, or PMUs, or Content, such as music CDs or movies, with the RMOM’s transfer facility, where such a deposit is listed on an ownership register, in exchange for the user’s ability to access their Content remotely.  Users are able not only to access the Content they have physically deposited with RMOM, but are also able to buy and sell Content to and from other users by means of the RMOM’s trading system. The RMOM can collect monetary commissions for the operator and applicable taxes. The RMOM may further comprise a media verification component configured to identify damaged incoming Content as an acceptable representation of ownership of the Content. For example, a music CD with scratches such that the media on the music CD is not playable with the standard CD player may nevertheless clearly be a genuine copy of the music CD. In the example, depending upon the law where the system operates, a digital media equivalent may be provided to the owning user of the damaged incoming Content when the owning user requests access to the content of the music CD. The RMOM overcomes previous limitations in the art by allowing users to access and trade Content without the constraints and risks of maintaining the Content at the location of the user.

In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title, and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses, and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities. See “Legal Proceedings.”

Management Teams

Under the direction of our CEO, Neal Harmon, we currently operate with five management teams: the Tech Team, the Marketing Team, the Digital Content Team, the Finance Team and the Legal Team.

The Tech Team is led by our Director of Technology, Jarom McDonald, Ph.D., who oversees all technology employees and contractors who contribute technical support, application development, and front and back-end development and maintenance of the system.

The Marketing Team is led by our CMO, Jeffrey Harmon, who oversees the Director of Marketing and any marketing interns. The Marketing Team is responsible for all content creation and advertising.

The Digital Content Team is led by our COO, Elizabeth “Liz” Ellis, who oversees all employees involved in customer service, inventory management, streaming, and tagging. The Digital Content Team is responsible for providing users with the best possible user experience.

The Finance Team is led by our Director of Finance, Patrick Reilly, who oversees all employees involved in finance, accounting, and purchasing.

The Legal Team is led by our General Counsel, David Quinto, who is responsible for all legal matters and litigation oversight.

Suspended Operations

Our remote filtering and RMOM services were suspended December 29, 2016, following the issuance of the Court’s PI. See “Legal Proceedings—Disney Litigation and the Preliminary Injunction.” At present, we are offering those services only with respect to the Dry Bar Comedy series and two motion pictures to which we own distribution rights. The following describes our currently suspended remote filtering and RMOM services, which we intend to resume in the event of a favorable outcome on the legal merits of our Ninth Circuit appeal of the PI or a favorable outcome in the trial court following a full trial on the merits.

We believe that we offer the greatest degree of personal choice in the entertainment marketplace by selling DVD and Blu-ray copies of movies and television shows and providing our users the technology to filter and view their movies and TV shows remotely on modern devices such as cell phones, tablets, set top boxes (e.g. Apple TV, Roku, Amazon Fire TV, etc.), and computers.

In connection with our remote filtering and RMOM services, we hope to establish our legal right to sell DVD and Blu-ray movies and television shows to users for a fixed price of $20.00 per disc, or the Sale Price.  Upon purchasing a disc, our users agree that we retain physical custody of the disc.  When a user finishes watching the purchased content, the user may choose either to keep the purchased title or sell the disc back to us at a reduced repurchase price, or the Repurchase Price. If a user elects to return the disc to us, the Repurchase Price offered reflects the (i) format of the disc (i.e., DVD or Blu-Ray) and (ii) total number of 24-hour periods the user owned the disc. The Repurchase Prices paid by us is the Sales Price less $1.00 per 24-hour period for each DVD, and $2.00 per 24-hour period for each Blu-ray disc. Each user may access our content filtering technology for use with a specific disc only while they own it.  Our service allows users to direct their individual viewing experiences by removing chosen audio or video segments containing material they consider objectionable. When users sell their discs back, their access to our content filtering technology for that disc is terminated and our obligation to those users is satisfied.

To provide a remote filtering service, VidAngel developed the following core proprietary technologies:

1.  Patent-pending Remote Media Ownership Management System (“RMOM”)

2.  Patent-pending Crowd-Based Tagging System

3.  Patented Seamless Streaming and Filtering System

We believe that one of the most crucial systems for us to maintain a lawful business is the RMOM. It ensures that we do not sell any DVD or Blu-ray disc without owning the media, thus ensuring that all copyright holders are compensated for their copyrighted works. We engaged an independent third party to conduct a Service Organization Control Report, or SOC 2 Type 1, to report on controls for the Processing Integrity Principle. The report, dated January 27, 2016, examined our Infrastructure, Software, People, Procedures and Data. Our ability to utilize the RMOM service is currently enjoined due to the PI.

Target Demographics

We previously offered and expect to again offer our remote filtering and RMOM services to the U.S. movie and TV show home entertainment market, which is highly competitive. We examined various considerations related to the marketability and desirability of our services, including a cost analysis comparing us to our closest competitors, examined our unique profile, and examined our target consumer markets. We believe our core target market is the “Values Audience” population segment, which includes 52 million adults in the U.S., compromising 37% of the entertainment market, whose religious faith is extremely important to them and is a part of their daily lives. We believe the Values Audience demonstrates stronger overall concern about the explicit content they, and their family members, are exposed to in TV shows and movies. We believe that within the Values Audience segment, parents take an especial interest in our services.

Method of Distribution

Prior to the PI, we offered our filtering application and RMOM services through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. We have agreements with various technology companies and distributors to make our service available through their television set-top boxes. Our applications allow Blu-ray and DVD discs to be purchased within the app, which requires that we share between 20 and 30 percent of our revenue with our technology distribution partners (Apple, Google, Amazon, and Roku) for discs purchased using their platforms. We intend to broaden our capability to sell and deliver discs on other platforms, and with other partners. We rely on third-party cloud service providers to operate certain aspects of our business.  We believe that to legally offer filtered movies as allowed by the Family Movie Act of 2005, users must own the disc while filtering it. To make this as affordable and user-friendly as possible, we created an instant “Sell-Back” option to buy the disc back from users and apply the credit from the repurchase to the user’s account with us.

Quick Overview of Service: (using a $20.00 disc)

1.  BUY THE DISC – Users pay the retail price of $20.00 by making an initial credit card payment.

2.  USERS WATCH FILTERED CONTENT- Users choose their own filters according to their preferences and watch their discs on their favorite devices.

3.  USERS SELL THE DISC—If the user finishes within 24 hours, they have the option to sell the disc back, $18.00 for Blu-ray or $19.00 for DVD, for instant credit to each user’s VidAngel account for their next purchase. Within 48 hours, users have the option to sell the disc back for $16.00, for Blu-ray, or $18.00, for DVD, of instant credit. The sell back price continues to decrease by $2.00 per day for Blu-ray’s, and $1.00 per day for DVD’s until no sell-back value remains.

When users are ready for the next disc, the credit is already in their VidAngel account and will automatically be applied to their next purchase. Users may continue to buy and sell discs with account credit and pay only $2.00 per Blu-ray disc or $1.00 per DVD disc (if sold back within 24 hours).  User’s credit cards are charged if the account credit is lower than the retail price of the next disc the user wishes to purchase.  If the user’s account balance is less than the cost of the disc, the user is charged the difference to bring the account balance up to that amount.  If the disc price is lower than the user’s credit balance, the user would not be charged and their purchase would be entirely paid with account credit. For example:  If a user had $15.00 in their account and wanted to buy a $20.00 disc, the user’s credit card would be charged the $5.00 difference.  When a user sold the disc back after the $2.00 watch price, the user’s VidAngel account would be credited the remaining $18.00.  As a user continued to use the account credit, the user would have small charges of varying sizes depending on the retail price of the disc the user purchased next.

       Cost Comparisons to Our Competitors

When compared to those of our primary filtering competitor, ClearPlay, we believe our remote filtering and RMOM services were and can be substantially more attractive to consumers on the basis of cost, filtering and efficiency. When compared to other streaming services, we believe our remote filtering and RMOM services have represented and can again represent a significantly better value proposition for the consumer based on our unique RMOM service. Whereas conventional streaming services, such as Amazon, iTunes, Google Play, or Vudu, can cost as much as $4-$5 per movie, we, through our RMOM service, have permitted and can again permit a user to watch a movie for as little as $1 with the “Sell-Back” option.

Competition

Our primary competitor in providing motion picture and recorded television filtering services is ClearPlay, Inc., or ClearPlay. They operate a membership fee-based filtering service that allows users to filter content they find objectionable. Their users select the movie they want to watch on ClearPlay’s website, rent the Standard Definition movie on Google Play, and return to the website to select their filters before watching the movie. However, ClearPlay was disabled from filtering any newly released titles on Google Play since early September 2016 and has been unable to adapt its technology to work with Google Play since. ClearPlay offers a proprietary Blu-Ray and DVD player, which is currently on backorder, for users to watch filtered content on their TV. No additional hardware is needed to use ClearPlay’s services on a PC or a Mac. ClearPlay users can transmit filtered movies from their computer to a television by such methods as connecting their computer to their TV with an HDMI cable. As of April 10, 2017, ClearPlay charged a membership fee of $7.99 a month or $79.99 annually. In addition to membership fees, ClearPlay users must pay the full retail rental or purchase price for the content they intend to filter and view.

We believe that we offered and can again offer a better value, as well as a higher quality and more user-friendly service than ClearPlay while allowing our users to adopt modern media consumption devices. We are currently engaged in litigation with Clearplay regarding patent rights. ClearPlay was also engaged in other litigation, which ultimately resulted in the invalidation of many of ClearPlay’s patent claims. ClearPlay began the process to reassert its remaining patent claims against us on October 31, 2016. On March 31, 2017, the United States District Court for the District of Utah granted Clearplay’s motion to stay the litigation, at least until a decision is rendered on the preliminary injunction appeal by the Ninth Circuit in the Disney Litigation.

We believe that ClearPlay will reassert one or more of its patent claims against us when the stay is ended. Such litigation could have a material adverse effect on our business operations were we not to prevail. See “Legal Proceedings—ClearPlay Litigation.”

Research and Development

During the fiscal years ended December 31, 2016, and 2015, we spent $1,093,869 and $310,754, respectively, on research and development activities relating to our technology.

Employees

As of December 31, 2016, we employed 20 persons full time and 33 persons part time. None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

Disney Litigation and the Preliminary Injunction

On December 12, 2016, the United States District Court for the Central District of California, or the Court, in the matter of Disney Enterprises, Inc.; Lucasfilm Ltd., LLC; Twentieth Century Fox Film Corporation and Warner Bros. Entertainment, Inc., or Plaintiffs, v. VidAngel, Inc., or VidAngel, granted the Plaintiffs’ motion for preliminary injunction, or the PI, against us.

The PI enjoins us, pending trial, from: (1) circumventing technological measures protecting Plaintiffs’ copyrighted works on DVDs, Blu-rays, or any other medium; (2) copying Plaintiffs’ copyrighted works, including but not limited to copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing or displaying any of Plaintiffs’ copyrighted works over the Internet, via web applications, via portable devices, via streaming devices, or by means of any other device or process; or (4) engaging in any other activity that violates, directly or indirectly, Plaintiffs’ anti-circumvention right under Section 1201 of the Copyright Act, 17 U.S.C. §1201(a), or infringing by any means, directly or indirectly, Plaintiffs’ exclusive rights under Section 106 of the Copyright Act, 17 U.S.C. §106.

We unsuccessfully sought a stay of the PI pending a ruling on our appeal of the PI. Following the issuance of the PI, we were found to be in civil contempt for continuing to operate our services until December 29, 2016, for which the Court sanctioned us approximately $10,000.

We were required to cease and have ceased filtering and streaming all movies and television programs owned by the Plaintiffs pending a full trial on the merits, and will continue to be required to desist from filtering and streaming the Plaintiff’s content unless we obtain consent to continue offering our service. We have ceased filtering and streaming all movies and television programs owned or licensed by all content providers under our current sellback model that uses legally purchased DVD and Blu-Ray discs as the authorized copy to avoid exposure to punitive damages liability in the event we are ultimately unsuccessful in court, unless such content providers consent to allow us to continue offering our service. We have filed a notice of appeal of the preliminary injunction. The appeal will be heard by the Ninth Circuit Court of Appeals on an expedited basis. The Ninth Circuit has scheduled oral argument on the appeal of the preliminary injunction for June 8, 2017, in Pasadena, California.

The foregoing description of the preliminary injunction is a summary and is qualified in its entirety by the Court’s order.

We have asserted affirmative defenses to the Plaintiffs’ claims and, in turn, have asserted counterclaims, principally for alleged violations of the Sherman and Clayton Antitrust Acts. Plaintiffs have moved to dismiss all our counterclaims and one of our affirmative defenses. Although the Court heard oral argument on Plantiffs’ Motion to Dismiss on December 19, 2016, it has not yet ruled on Plantiffs’ motion.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office, or the USPTO, of several of ClearPlay’s patents. We were not party to or involved in the USPTO’s review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties’ rights to reassert any or all claims later. In July and August 2015, many of ClearPlay’s patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Some of ClearPlay’s other patent claims were upheld and still others were never challenged in the USPTO. Following the USPTO’s rulings, ClearPlay appealed some of the USPTO’s invalidity decisions to the United States Court of Appeals for the Federal Circuit.  The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the magistrate judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. ClearPlay then requested, and we stipulated, to continue the time for the parties to file their proposed scheduling order to December 5, 2016.  We subsequently accepted the dates proposed by ClearPlay for inclusion in the proposed scheduling order.  ClearPlay, however, twice requested, and we twice stipulated to allow for, additional time to consider the dates it had proposed. On January 18, 2017, ClearPlay reneged on its agreement to enter into the proposed scheduling order and, instead, moved to stay all proceedings involving us.  On January 19, 2017, we brought our own motion seeking entry of the proposed scheduling order. On February 2, 2017, we filed our opposition to the stay motion and, on February 15, 2017, ClearPlay filed its reply brief in support of its stay motion.  On February 16, 2017, we filed our reply brief in support of our request for entry of a scheduling order.  On March 31, 2017, Magistrate Judge Wells granted ClearPlay’s motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit.

We believe that ClearPlay will reassert its surviving claims when the stay is lifted and that the litigation could have a material adverse effect on our business operations if Clearplay were to prevail.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

       We resell a variety of movies and TV shows on Blu-Ray and DVD discs on our website, www.vidangel.com. What makes us unique is that upon purchase of a disc, we provide our user with access to a proprietary and patented content filtering technology. This gives our users the unprecedented ability to control, and/or direct, the viewing of the content they have purchased by choosing to skip or mute certain scenes or language they personally, or viewers in their household, find objectionable. In the past, this type of service required the purchase of a special playback device dedicated to the skipping and muting task, that normally costs up to 10x the average retail price of a standard playback device without the skipping or muting capability. These special playback devices provided the user only with very basic control over the viewing experience, and often skipped or muted content the user would not necessarily have deemed objectionable. With our superior technology, the computing power necessary for the skipping and muting tasks has been relocated to the Cloud, enabling the user to watch content using the same modern devices as everyone else, with the added capability to control the viewing experience like never before.

Results of Operations

The following represents our performance highlights:

	For the Year Ended December 31,		Change
	2016	2015	2016 vs. 2015
Contribution profit:
Revenues	$8,053,867	$415,517	$7,638,350	1,838%
Cost of revenues	2,752,179	256,831	2,495,348	972%
Gross profit	$5,301,688	$158,686	$5,143,002	3,241%
Gross margin	66%	38%

Revenues

We derive revenues from the sale of DVD & Blu-Ray discs that we have in stock. These discs are sold at a flat rate of $20 per disc, and are repurchased at a reduced price of $20, less $1 for DVD, or $2 for Blu-Ray for each day the disc was owned by the user. Revenue is generally the net between the sale price and the repurchase price. We have currently identified two categories of users who purchase discs; those who purchase a disc to own for the short term, and those who purchase to own for an extended period. Users who purchase discs for short term ownership accounted for over 99% of the total number of purchases in 2016 and 2015.

The increase in revenues was primarily due to the growth in total users during 2016.

Operating Expenses

	For the Year Ended December 31,		Change
	2016	2015	2016 vs. 2015
Operating Expenses:
Cost of revenues	$2,752,179	$256,831	$2,495,348	972%
Sales and marketing	6,246,739	699,773	5,546,966	793%
General and administrative	1,508,878	429,490	1,079,388	251%
Legal	1,273,888	38,906	1,234,982	3,174%
Research and development	1,093,869	310,754	783,115	252%
Total Operating Expenses:	$12,875,553	$1,735,754	$11,139,799	642%

The increase in cost of revenues was due to a $1,627,000 increase in payment processing fees, a $298,000 increase in hosting charges related to our third-party cloud provider and infrastructure, and a $150,000 increase in costs related to the tagging of objectionable content in titles added during fiscal year 2016.

The increase in sales and marketing expense was due to a $4,630,000 increase in advertising for the sole purpose of acquiring new users.

The increase in general and administrative expense was related to the hiring of additional management and support staff in 2016 to support the high level of growth we experienced.

The increase in research and development expense was related to the hiring of additional personnel to support the improvements in our streaming service, as well as the development and management of the various apps that deliver our services to the end-user.

The increase in legal expense was due to the high cost of defending the merits of our services in the Disney Litigation. Legal expense for fiscal year 2017 is expected to grow as we continue to defend the merits of our service.

Liquidity and Capital Resources

As of December 31, 2016, we had cash on hand of $10,591,202, of which $1,506,754 is restricted. We do not have any short, or long, term notes payable.

Trends and Key Factors Affecting our Performance

       The issuance of the PI in the Disney Litigation will have a material impact on our financial position. We are currently prohibited from streaming movies that are owned by the plaintiffs in the Disney Litigation. These movies compromise over 50% of titles available through our services when the PI took effect. To comply with the PI, we were forced to cease streaming all movies until the PI is overturned by a higher court or we prevail at trial. In the meantime, we are actively pursuing alternative strategies that utilize our assets to generate new revenue streams.

Item 3. Directors and Officers

Subject to our stockholders’ rights to consent to certain transactions, our business and affairs are controlled by, and all powers are exercised by, our Board. The Board must consist of not fewer than three (3) nor more than five (5) directors, the exact number of whom is to be set from time to time by the Board.  We currently have three directors: Neal Harmon, Paul Ahlstrom, and Dalton Wright.  The Board members are elected each year, at the annual meeting of stockholders, to hold office until the next annual meeting and until their successors are elected and qualified. Any newly created directorships resulting from an increase in the authorized number of directors, and any vacancies occurring in the Board, may be filled by the affirmative vote of a majority of the remaining directors. A director may resign at any time, and the stockholders may remove any director or the entire Board at any time, with or without cause, by the affirmative vote of a majority of stockholders voting in such decision.

The Board has retained our executive officers to manage the day-to-day operations, our library of movies, our intellectual property and other investments, subject to the supervision of the Board. Neal Harmon is currently our Chief Executive Officer, Elizabeth Ellis is currently our Chief Operating Officer, Jeffrey Harmon is currently our Chief Marketing Officer, and Patrick Reilly is currently our Director of Finance.  Our executive officers have accepted their appointment, or nomination to be appointed, on the basis of the compensation to be paid to them.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS –Remuneration of Executive Officers and Managers of Our Company” for more information.  Our executive officers will serve for such period as the Board determines, subject to the terms of any employment agreements we enter into with them, or their earlier death, resignation or removal.  The Board may remove our executive officers subject to the terms of any employment agreements we enter into with them. See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS –Employment Agreements” for more information.

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and executive officers:

Name	Position	Age	Term of Office	Hours/Year (for part-time employees)
Neal Harmon*	Chief Executive Officer, Director	39	October 2013	n/a
Elizabeth Ellis	Chief Operating Officer	40	June 2015	n/a
Jeffrey Harmon*	Chief Marketing Officer	34	October 2013	n/a
Patrick Reilly	Director of Finance	36	January 2014	n/a
David Quinto	General Counsel	61	August 2016	n/a
Paul Ahlstrom	Director	54	February 2014	n/a
Dalton Wright	Director	36	February 2014	n/a
*Neal Harmon and Jeffrey Harmon are brothers.

Biographical Information

Biographical information regarding our directors and executive officers is set forth below.

Neal Harmon, Chief Executive Officer, Director. Neal has served as VidAngel, Inc.’s Chief Executive Officer since he helped co-found the Company in 2013. Neal is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, a marketing agency he co-founded with his brothers.  Neal worked for Orabrush, Inc. from 2009 to 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board. Since 2005, Neal has also worked for the Neal S Harmon Company, a Utah corporation, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Neal received his master’s degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Chief Marketing Officer. Jeffrey is a co-founder and Chief Marketing Officer of the Company. Jeffrey is also a member of Harmon Ventures LLC, a Utah limited liability company, our largest stockholder. He is also a managing member of Harmon Brothers, LLC, a Utah limited liability company, which is an online-focused advertising and marketing company he co-founded with his brothers. Jeffrey co-founded Orabrush, Inc. in 2009 and served as its CEO from 2009-2010. He continued to serve as Chief Marketing Officer and Co-Founder of Orabrush from 2010 to 2013. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration.

Elizabeth Ellis, Chief Operating Officer.  Liz has served as Chief Operating Officer since 2015, where her duties include overseeing all operating procedures and staffing. From 2009 until she joined us, Liz was the Director of Human Relations and Office Manager at Orabrush, Inc., where she oversaw personnel and was responsible for various operational tasks. Liz holds a B.S. from Brigham Young University.

Patrick Reilly, Director of Finance. Patrick began providing consulting services in March 2014 and joined as the Director of Finance in February 2016. Patrick oversees all accounting and finance aspects of the business, including but not limited to budgeting, forecasting, auditing, financial statement preparation and funding. Prior to joining us, Patrick served as the Financial Controller at Moki Mobility, Inc. a computer software company, from 2013 to February 2016, where he was responsible for finance and accounting duties.  From 2009 to 2013, Patrick was the Vice President of Finance and Financial Controller at Allegiance, Inc., where he was responsible for all finance and accounting duties of the company.  Patrick graduated from Utah Valley University in 2005 with a B.S. in Business Administration with concentrations in finance and banking.

David Quinto, General Counsel.  David joined as our General Counsel in August 2016. David was a co-founder, in 1986, and partner at Quinn Emanuel Urquhart & Sullivan LLP from 1987 to March 2014, and along with Phyllis Kupferstein, founded Kupferstein Manuel & Quinto, LLP in 2014. From 2015 to August 2016, David was a partner with the international, full-service firm Davis Wright Tremaine LLP. He has represented numerous substantial companies, including Avery Dennison, Lockheed Martin, Samsung, Louis Vuitton, Mattel, Johnson Controls, Hilton Hotels, Grendene S.A., and Sae-A Trading Co. Ltd., as well as the Academy of Motion Picture Arts and Sciences, the Academy of Television Arts and Sciences, the Producers Guild of America, and the America’s Cup Organizing Committee. David has expertise in trade secret, trademark, trade dress, copyright, unfair competition and complex business disputes. He authored a treatise that analyzed the application of tort law to the Internet titled “Law of Internet Disputes,” published by Aspen Law and Business, and he co-authors a practitioner’s guide to trade secret protection and litigation nationally, Trade Secrets: Law and Practice, published by LexisNexis (4th ed. 2016). David graduated with his J.D. from the Harvard Law School in 1982 and received his B.A. from Amherst College in 1977.

Paul Ahlstrom, Director. Paul joined as our director in 2014. Paul has served as Managing Director of Alta Ventures Mexico Fund I, LP since 2010, where his responsibilities include all aspects of investor relations, evaluating a business’s products or services for potential investment opportunity, creating deal flow, negotiating the terms and conditions in financing rounds, serving as a board member of portfolio companies, and preparing financial statements and financial analysis. Over his career, Paul has directly participated in more than 125 venture capital investments and represented his investment funds on many boards including the boards of Ancestry.com, which was sold in 2007 to a private equity firm and went public in 2009 (NASDAQ:ACOM), Senforce, which was sold to Novell (NASDAQ: NOVL, Rhomobile sold to Motorola, SpaceMonkey sold to Vivint, Converus, ParityPay, and Convert.com. Paul is the author of popular startup book, Nail It Then Scale It, and received his B.A. in Communications from Brigham Young University.

Dalton Wright, Director. Dalton joined as our director in 2014. Dalton has been a partner at Kickstart Seed Fund, L.P. since 2013, a seed-stage investment fund that develops close relationships with universities, angel groups and entrepreneurs to launch high-growth start-ups in both Utah and the Mountain West. Dalton serves as a director of numerous other corporate boards. From 2009 to 2012, Dalton was Senior Associate and Founding Team Member at Alta Ventures Mexico, a seed, venture, and growth capital fund targeting high growth companies in Mexico. Dalton graduated from the Wharton Business School at the University of Pennsylvania with his M.B.A. in 2014, and holds a B.A. in finance from the University of Utah.

 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      Messrs. Harmon, Ms. Ellis, Mr. Reilly and Mr. Quinto receive compensation for acting in their capacities as our executive officers.  We reimburse Messrs. Ahlstrom and Wright for their expenses incurred in acting in their capacity as a director.    See – Remuneration of Executive Officers and Directors of the Company” below for more detailed information.

Remuneration of Executive Officers and Directors of the Company

Set forth below is a table of remuneration that our executive officers and directors received for our fiscal year ended December 31, 2016.

Name	Capacity in which Compensation Was Received	Cash Compensation ($)	Other Compensation ($)			Total Compensation ($)
Neal Harmon	CEO	$100,000	$	n/a		$100,000
Elizabeth Ellis	COO	113,800		1,959	(1)	115,759
Jeffrey Harmon	Director of Marketing	100,000		n/a		100,000
Patrick Reilly	Director of Finance	133,500		0	(2)	133,500
David Quinto	General Counsel	131,250		2,946	(3)	134,196
Paul Ahlstrom	Director	n/a		n/a		n/a
Dalton Wright	Director	n/a		n/a		n/a

(1)
On July 17, 2015, Ms. Elizabeth Ellis was granted stock incentive options exercisable for 50,000 shares of our Class A Common Stock with an option price of $0.50 per share and on August 10, 2016, Ms. Ellis was granted stock incentive options exercisable for 28,000 shares of our Class A Common Stock with an option price of $0.82 per share, both pursuant to the terms and conditions of our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period.

(2)
On February 18, 2016, Mr. Patrick Reilly was granted stock incentive options exercisable for 33,750 shares of our Class A Common Stock with an option price of $0.82 per share and on August 10, 2016, Mr. Reilly was granted stock incentive options exercisable for 29,250 shares of our Class A Common Stock with an option price of $0.82 per share, both pursuant to the terms and conditions of our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period.

(3)
On April 15, 2015, Mr. David Quinto was granted stock incentive options exercisable for 225,000 shares of our Class A Common Stock with an option price of $0.50 per share. Upon acceptance of his Employment Agreement, dated July 21, 2016, Mr. Quinto agreed to a modification of the original option grant. The modification reduced the number of options available for exercise to 219,792 and modified the terms to align with our Stock Incentive Plan. These options will vest in substantially equal annual increments over a four-year period, beginning August 1, 2016.

Employment Agreements

We have an employment agreement with Mr. David Quinto with respect to his position as our General Counsel. Mr. Quinto’s employment began on August 1, 2016, has a specified five-year term, and requires that he devote his time and attention during normal business hours to our business and affairs and those of our affiliates.  By entering this agreement with Mr. Quinto, we have attempted to ensure Mr. Quinto is available to defend us in the Disney Litigation through the court of appeals and all the way to the Supreme Court, if necessary.

Mr. Quinto’s employment agreement provides for an initial base salary of $350,000, payable semi-monthly, which will thereafter be subject to potential annual increases based on his performance after review by the Board, which must approve any salary increase.  Mr. Quinto has also been granted an option exercisable for 219,792 shares of Class A Common Stock.

 If we terminate Mr. Quinto’s employment without “cause,” or he terminates it for “good reason,” within 12 months of a “change of control” (each as defined in the applicable employment agreement), Mr. Quinto will be entitled to receive accelerated vesting of 100% of his option.

If Mr. Quinto’s employment is terminated by us without “cause” or by him for “good reason” prior to July 31, 2021, provided the Company is conducting business in the United States substantially unimpaired by any injunction, Mr. Quinto will be entitled to receive severance pay in the form of the continued payment of his base salary, at the rate in effect as of the date of termination and in accordance with our customary payroll practices, until July 31, 2021.  If our business operations in the United States are substantially impaired such that we cannot operate profitably, Mr. Quinto will be permitted to draw down on a cash collateral account established by us to secure payment of Mr. Quinto’s cash compensation to ensure he can continue our defense in the Disney Litigation.  Mr. Quinto’s right to receive the severance pay will be subject to the delivery of a release of claims in our favor.

Mr. Quinto’s employment agreement also required him to enter into our Proprietary Information, Invention Assignment, Non-Competition and Arbitration Agreement.

Stock Incentive Plan

In an effort to further our long-term stability and financial success by attracting and retaining personnel, including employees, directors, and consultants, we adopted the 2014 Stock Incentive Plan, or our Stock Incentive Plan, in February 2014. The Stock Incentive Plan was amended and restated in August 2016. There are 2,534,544 shares of Class A Common Stock authorized for issuance through our Stock Incentive Plan.  As of December 31, 2016, options exercisable for 1,019,811 shares of our Class A Common Stock have been granted, and are outstanding, under our Stock Incentive Plan, and options exercisable for 5,000 shares of Class A Common Stock have been exercised. Through the use of stock incentives, the Stock Incentive Plan will stimulate the efforts of those persons upon whose judgment, interest and efforts we will largely depend on for the successful conduct of our business and further align those persons’ interests with the interests of our stockholders.

The Stock Incentive Plan is administered by our Board.  The Board has the power and sole discretion to grant or award a stock incentive, or an Award, to any employee of, director of, or consultant to the Company, each a Participant, who in the sole judgment of our Board, has contributed, or can be expected to contribute, to our profits or growth.  The Board also has the power and sole discretion to determine the size, terms, conditions and nature of each Award to achieve the objectives of the Award and the Stock Incentive Plan.  This includes, without limitation, the Board’s ability to determine:  (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of securities to be covered by each Award, (iii) the fair market value of such securities, (iv) the time or times when an Award shall be granted, (v) whether an award shall become vested over a period of time, according to a performance-based or other vesting schedule or otherwise, and when it shall be fully vested, (vi) the terms and conditions under which restrictions imposed upon an Award shall lapse, (vii) whether a change of control exists, (viii) factors relevant to the satisfaction, termination or lapse of restrictions on certain Awards, (ix) when certain Awards may be exercised, (x) whether to approve a Participant’s election with respect to applicable withholding taxes, (xi) conditions relating to the length of time before disposition of securities received in connection with an Award is permitted, (xii) notice provisions relating to the sale of securities acquired under the Stock Incentive Plan, and (xiii) any additional requirements relating to Awards that the Board deems appropriate.

Item 4. Security Ownership of Management and Certain Security holders

We currently have 25,000,000 shares of common stock par value $0.001 per share, authorized, of which 21,250,000 shares have been designated as Class A voting common stock, or the Class A Common Stock, and 3,750,000 have been designated as Class B nonvoting common stock, or the Class B Common Stock. As of December 31, 2016, we had 18,008,908 shares of Class A Common Stock issued and outstanding, and 2,991,752 shares of our Class B Common Stock issued and outstanding.

Principal Shareholders

Capitalization

As of December 31, 2016, Harmon Ventures, LLC, or Harmon Ventures, owned indirectly by our CEO, Mr. Harmon, and his two brothers, Jeffrey Harmon and Daniel Harmon, owned 8,938,520 shares of our Class A Common Stock.  Alta Ventures Mexico Fund I, LLC, or Alta Ventures Mexico Fund I, of which our director, Paul Ahlstrom, is the managing director, owned 3,160,318 shares of our Class A Common Stock.  Osborne Companies, LC, or Osborne Companies, owned 2,222,733 shares of Class A Common Stock.  Various unaffiliated investors owned the remaining shares of Class A Common Stock.

The following table sets forth those executive officers, directors and other security holders that held 10% or  greater of any class of shares, as of December 31, 2016.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class A Common Stock	Harmon Ventures, LLC 251 N University Ave Provo, UT 84601	8,938,520 shares	N/A	49.63%

Class A Common Stock	Alta Ventures Mexico Fund I, LLC 3315 Mayflower Avenue, Suite #1 Lehi, UT 84043	3,160,318 shares	N/A	17.55%

Class A Common Stock	Osborne Companies, LC 4290 North Vintage Circle Provo, UT 84604	2,222,733 shares	Options exercisable for 66,000 shares of Class A Common Stock	12.33%

As of December 31, 2016, Harmon Ventures owned 42.56% of our total outstanding shares of capital stock, Alta Ventures Mexico Fund I owned 15.05% of our total outstanding shares of capital stock, Osborne Companies, LC owned 10.58% of our total outstanding shares of capital stock and our Class B stockholders collectively owned 14.25% of our total outstanding shares of capital stock.  See “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS – Stock Incentive Plan” above.

Our Board may, from time to time, also cause shares of capital stock to be issued to our directors, officers, employees, or consultants, or our affiliates as equity incentive compensation under our Stock Incentive Plan, which shares will have all benefits, rights and preferences that our Board may designate as applicable to such shares.

Item 5. Interest of Management and Others in Certain Transactions

Affiliated Transactions

Promotion and Marketing Services Agreement with Harmon Brothers LLC.

We entered into a “Promotion and Marketing Services Agreement,” or the HB Marketing Agreement, with Harmon Brothers LLC, or HB.  HB is owned by Neal Harmon, Jeffrey Harmon, and Daniel Harmon.  HB is in the business of providing Internet-based and multi-media promotion and marketing services, including the design, implementation and execution of promotional and Web-based advertising campaigns. HB’s services to us are divided into two categories: creative and production services and optimization and distribution services. For creative and production services, HB invoices us at cost according to each employee or consultant’s personal hourly, billable rate. We also pay all expenses incurred in producing promotional and web-based advertising, including without limitation, props, food and catering onset, facility rentals, travel, equipment rentals, and other costs of production.  For optimization and distribution services, we pay HB a percentage-based fee for the management of third-party adspend (Adwords, Facebook, etc.) which drives traffic to the content produced, co-produced or otherwise created by HB, for us. The percentage-based management fee continues for the life of the content. In exchange for the promotion and advertising services from HB, including third-party adspend billed at cost, we paid $344,739 to HB in 2015, and $4,687,623 to HB in 2016.

Employment Agreement with our General Counsel, David Quinto

We have an employment agreement with Mr. David Quinto with respect to his position as our General Counsel. Mr. Quinto’s employment began on August 1, 2016, has a five-year term, and will require him to devote his time and attention during normal business hours to our business and affairs and those of our affiliates.

Mr. Quinto’s employment agreement provides for an initial base salary of $350,000, payable semi-monthly, which will thereafter be subject to potential annual increases based on his performance after review by the Board, which must approve any salary increase.

Investor Rights and Voting Agreement

We entered into an Investor Rights and Voting Agreement, or Investor Agreement, dated February 27, 2014, with certain of our investors, including Alta Ventures Mexico Fund I, the manager of which is Paul Ahlstrom, one of our directors.  The Investor Agreement requires us to provide certain information and inspection rights, provides for confidentiality, and requires the parties to this agreement to vote their respective shares of common stock in a manner which maintains the number of directors on the Board at no more than five and to elect as a director an individual designated by Alta Ventures Mexico Fund I for so long as it owns at least 1,000,000 shares of our common stock.

We are permitted to enter into transactions with, including making loans to and loan guarantees on behalf of, our directors, executive officers and their affiliates, so long as the person or persons approving the transaction on behalf of us acts in good faith and in a manner reasonably believed to be in or not opposed to our best interest and/or those of our stockholder’s. We do not have any outstanding loans or loan guarantees with any related party, and, as of December 31, 2016, we did not have any intention to enter into any such transaction.

Item 6. Other Information

None.

Item 7. Financial Statements

VIDANGEL, INC.

Financial Statements as of December 31, 2016 and 2015
and For the Years Then Ended

Together with Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of

VidAngel, Inc.

We have audited the accompanying financial statements of VidAngel, Inc. (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VidAngel, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Tanner LLC

Salt Lake City, UT

April 27, 2017

VIDANGEL, INC.
Balance Sheets

As of December 31,

	2016	2015
Assets

Current assets:
Cash and cash equivalents	$9,084,448	$1,910,880
Restricted cash	1,506,754	-
Accounts receivable	359,232	11,868
Prepaid expenses and other	166,349	34,517

Total current assets	11,116,783	1,957,265

Movie inventory	1,745,183	206,887
Property and equipment, net	70,073	2,780

Total assets	$12,932,039	$2,166,932

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$800,416	$-
Accrued expenses	302,415	86,530
Deferred revenue	5,885,163	669,341
Escrow obligation	456,579	-

Total current liabilities	7,444,573	755,871

Commitments and contingencies

Stockholders' equity:
Common stock, $0.001 par value, 25,000,000 shares
authorized; 21,000,660 and 18,003,908 shares issued
and outstanding, respectively	21,001	18,004
Additional paid-in capital	12,203,478	3,508,073
Accumulated deficit	(6,737,013)	(2,115,016)

Total stockholders' equity	5,487,466	1,411,061

Total liabilities and stockholders' equity	$12,932,039	$2,166,932

See accompanying notes to financial statements.	F-4

VIDANGEL, INC.
Statements of Operations

For the years ended December 31,

	2016	2015

Revenues, net	$8,053,867	$415,517

Operating expenses:
Cost of revenues	2,752,179	256,831
Selling and marketing	6,246,739	699,773
General and administrative	1,508,878	429,490
Legal	1,273,888	38,906
Research and development	1,093,869	310,754

Total operating expenses	12,875,553	1,735,754

Operating loss	(4,821,686)	(1,320,237)

Other income (expense):
Interest expense	(98)	(52,435)
Donation income, to be used for legal expenses	171,163	-
Interest income	28,624	507
Other expense, net	-	(9,851)

Total other expense, net	199,689	(61,779)

Loss before income taxes	(4,621,997)	(1,382,016)

Provision for income taxes	-	-

Net loss	$(4,621,997)	$(1,382,016)

See accompanying notes to financial statements.	F-5

VIDANGEL, INC.
Statements of Stockholders’ Equity

For the years ended December 31, 2016 and 2015

	Common Stock
				Additional		Total
	Class A	Class B		Paid-in	Accumulated	Stockholders'
	Shares	Shares	Amount	Capital	Deficit	Equity

Balance as of January 1, 2015	13,411,257	-	$13,411	$584,766	$(733,000)	$(134,823)

Convertible notes payable and related
accrued interest converted to
common stock	3,526,896	-	3,527	1,915,933	-	1,919,460

Issuance of common stock, net of
issuance costs of $5,000	1,065,755	-	1,066	993,934	-	995,000

Stock-based compensation expense	-	-	-	12,098	-	12,098

Contingent beneficial conversion feature	-	-	-	1,342	-	1,342

Net loss	-	-	-	-	(1,382,016)	(1,382,016)

Balance as of December 31, 2015	18,003,908	-	18,004	3,508,073	(2,115,016)	1,411,061

Issuance of common stock, net of
issuance costs of $307,166	-	2,991,752	2,992	8,665,099	-	8,668,091

Stock options exercised	5,000	-	5	2,495	-	2,500

Stock-based compensation expense	-	-	-	27,811	-	27,811

Net loss	-	-	-	-	(4,621,997)	(4,621,997)

Balance as of December 31, 2016	18,008,908	2,991,752	$21,001	$12,203,478	$(6,737,013)	$5,487,466

See accompanying notes to financial statements.	F-6

VIDANGEL, INC.
Statements of Cash Flows

For the years ended December 31,

	2016	2015

Cash flows from operating activities:
Net loss	$(4,621,997)	$(1,382,016)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	14,002	2,879
Contingent beneficial conversion feature	-	1,342
Stock-based compensation expense	27,811	12,098
Loss on sale of of property and equipment	-	1,555
Increase in:
Restricted cash	(1,050,175)	-
Accounts receivable	(347,364)	(11,868)
Prepaid expenses and other assets	(131,832)	(14,504)
Movie inventory	(1,538,296)	(200,653)
Increase in:
Accounts payable and accrued expenses	1,016,301	71,167
Deferred revenue	5,215,822	668,946

Net cash used in operating activities	(1,415,728)	(851,054)

Cash flows from investing activities:
Purchase of property and equipment	(81,295)	(3,199)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	8,668,091	995,000
Exercise of stock options	2,500	-
Proceeds from convertible notes payable	-	1,597,917

Net cash provided by financing activities	8,670,591	2,592,917

Net change in cash and cash equivalents	7,173,568	1,738,664

Cash and cash equivalents at beginning of year	1,910,880	172,216

Cash and cash equivalents at end of year	$9,084,448	$1,910,880

Supplemental disclosure of cash flow information:

Cash paid for interest	$98	$-
Cash paid for income taxes	-	-

Supplemental disclosure of non-cash investing and
financing information:

Convertible notes payable and related accrued interest
converted to common stock	$-	$1,919,460

See accompanying notes to financial statements.	F-7

VIDANGEL, INC.
Notes to Financial Statements

December 31, 2016 and 2015

1. Description of Organization and Summary of Significant Accounting Policies
Organization
VidAngel, Inc. (the Company) was incorporated on November 13, 2013 as a Utah limited liability Company.  On February 7, 2014, the Company converted to a Delaware corporation.  The Company resells Blu-Ray and DVD discs to its customers.    The Company includes access to proprietary content filtering technology as part of the transaction.  With the purchase of the disc, and access to the technology, the customer then has the ability to stream a customized version of the disc to their location for viewing on many of today’s most popular devices. After they are finished with a disc, the customer has the option to sell the disc back to the Company at a reduced price. The sell-back price varies depending on the type (Blu-Ray or DVD) of the disc, and the number of days the customer owned the disc.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 5.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include the estimated life of the customer’s ownership of a disc, estimated life and salvage value of discs, valuation allowances for net deferred income tax assets, and valuation of stock-based compensation.

Concentrations of Credit Risk
The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, exceed federally insured limits.  At December 31, 2016 and 2015, the Company had approximately $10,270,000 and $1,660,000 of cash and cash equivalents that exceeded federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash and cash equivalents; however, no assurance can be provided that access to the Company’s invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

1. Description of Organization and Summary of Significant Accounting Policies Continued
Concentrations of Credit Risk - continued
Major vendors are defined as those vendors having expenditures made by the Company which exceed 10% of the Company’s total cost of revenues.  Concentrations   of   vendors  were  as   follows  for  the   years   ended
December 31:

	2016	2015
Vendor A	34%	*
Vendor B	26%	69%
Vendor C	18%	*
Vendor D	*	18%
*Vendor accounts for less than 10%

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities to the Company of three months or less to be cash equivalents.  As of December 31, 2016 and 2015, these cash equivalents consisted of money market accounts.

Restricted Cash
Restricted cash includes cash that is restricted to a specific purpose. The Company has cash designated as a retainer for legal services as well as cash held in escrow from the purchase of shares of the Company’s Class B common stock for which the shares have not yet been issued. As of December 31, 2016 and 2015, the balance of restricted cash was $1,506,754 and $0, respectively.

Accounts Receivable
The Company records its accounts receivable at sales value and establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues.  The Company’s accounts receivable are considered past due when payment has not been received within 30 days of the invoice date. The amounts of the specific reserves are estimated by management based on various assumptions including the customer’s financial position, age of the customer’s receivables, and changes in payment schedules and histories. Account balances are charged off against the allowance for doubtful accounts receivable when the potential for recovery is remote.  Recoveries of receivables previously charged off are recorded when payment is received.   The allowance for doubtful accounts was $0 as of December 31, 2016 and 2015.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

1. Description of Organization and Summary of Significant Accounting Policies Continued
Movie Inventory
Movie inventory includes DVD and Blu-Ray discs purchased by the Company for resale, not in excess of realizable value.  Movie inventory is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful life of five years. Movie inventory is depreciated over the estimated economic useful life to the estimated salvage value.  The Company periodically reviews inventories for excess supply, obsolescence, and valuations above estimated realizable amounts, and provides a reserve to cover these items.  Management determined that no allowance for obsolete inventory was necessary as of December 31, 2016 and 2015.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Furniture and fixtures	3 years
Leasehold improvements	1 year

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred.  Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets
The Company reviews its property and equipment, and other long-lived  assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired.  If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statements of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company’s assets to be impaired as of December 31, 2016 and 2015.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

1. Description of Organization and Summary of Significant Accounting Policies Continued
Revenue Recognition
The Company resells Blu-Ray and DVD discs to its customers for a fixed price of $20.  Upon purchase of the disc, the customer agrees to have the Company retain physical custody of the purchased disc until such a time that the customer either requests to have the disc shipped to them directly, or the customer decides to sell the disc back to the Company at an agreed upon price, which reduces $1 per day for DVD discs, and $2 per day for Blu-Ray discs.  During the time that the customer owns the disc, the Company gives the customer access to a patented video streaming technology that permits the customer to direct their individual viewing experience by allowing them to remove certain audio or video segments that contain material that may be considered objectionable by a member of the private household.  Access to this technology is available during the entire period of which the customer owns the disc purchased from the Company, and is extinguished upon the customer selling the disc back to the Company. Revenue is recognized when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) services have been rendered, (3) the Company’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured.

The Company separates its revenue transactions into two pools based on length of time of disc ownership – short-term and long-term ownership of discs.

Transactions that have a short-term ownership of a disc exhibit a very short ownership time period, usually on average selling the disc back to the Company within 5 hours.  For these transactions, the Company recognizes revenue on a daily basis, in an amount equal to the daily reduction in the sell-back price from the customer to the Company ($1 or $2 per day), and ceasing upon the customer’s sell-back of the disc.  More than 99% of the Company’s transactions are short-term.

Transactions that have a long-term ownership exhibit a longer period of time of ownership – in excess of 20 days.  A majority of the customers entering long-term transactions appear to be building a library of movie titles, and may own the associated discs indefinitely.  The Company estimates the expected period of the long-term transactions, and recognizes revenue based on a subscription model, or ratably over the expected term.

Cash received from customers prior to recognition of revenue is recorded as deferred revenue.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters; see Note 5.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

1. Description of Organization and Summary of Significant Accounting Policies
Stock-Based Compensation
Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method (see Note 6).  The related expense is recorded in the statements of operations over the period of service.

Continued	Advertising Advertising costs are expensed as incurred. Advertising expenses totaled $5,059,783 and $430,084 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter.  The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.  With few exceptions, the Company is subject to U.S. federal and state and local income tax examinations by tax authorities for years ending December 2016, 2015, and 2014.

Reclassifications Certain amounts in the 2015 financial statements have been reclassified to conform with the current year presentation.

Subsequent Events
Management has evaluated events and transactions for potential recognition or disclosure through April 27, 2017, which is the day the financial statements were available to be issued.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

2. Change in Acounting Principle
Prior to December 31, 2015, the Company recorded movie inventory at the lower of cost or market, with cost being determined on a first in, first out method.  The Company periodically reviewed inventory for excess supply, obsolescence, and valuations above estimated realizable amounts, and provided a reserve to cover these amounts.  During 2016 the Company determined movie inventory is depreciable as the value of the movies generally declines with the passage of time.  The useful life of the movie inventory was determined to be 5 years and the residual value of each movie is estimated as $5 for each disc.  Beginning in 2016, the Company depreciates all movie inventories over 5 years and includes the deprecation in cost of revenues on the statement of operations.  The change in accounting principle has a minimal effect on the prior years; therefore, the impact of the change was not retroactively applied to 2015.

3. Property and Equipment	Property and equipment consisted of the following as of December 31:

	2016	2015

Computer equipment	$50,349	$4,730
Leasehold improvements	22,233	3,199
Furniture and fixtures	16,642	-

	89,224	7,929
Less accumulated depreciation and amortization	(19,151)	(5,149)

	$70,073	$2,780

Depreciation and amortization expense on property and equipment for the years ended December 31, 2016 and 2015 was $14,002 and $2,879, respectively.
4. Convertible Notes Payable
Convertible notes payable were due various investors with an annual interest rate equal to 7%, and a maturity date of November 7, 2015. The notes were secured by substantially all of the assets of the Company. The notes were converted into shares of common stock during 2015. Certain notes raised in June 2015 were converted into shares of common stock pursuant to a contingent beneficial conversion feature, totaling $1,342. The balance of the convertible notes payable was $0 as of December 31, 2016 and 2015.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

5. Commitments and Contingencies
Litigation
The Company is involved in legal proceedings from time to time arising in the normal course of business.  The Company has received, and may in the future continue to receive, claims from third parties.  Management, after consultation with legal counsel, believes that the outcome of these proceedings may have a material impact on the Company’s financial position, results of operations, or liquidity.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are deemed probable of recovery.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available.

The Company is involved in various litigation matters and believes that any reasonably possible adverse outcome of these matters could potentially be material, either individually or in the aggregate, to the Company’s financial position, results of operations and liquidity. As of April 27, 2017, the date the financial statements were available to be released, management has determined an adverse outcome is not yet probable or estimable, and has not accrued any estimated losses related to these matters.  Expectations may change in the future as the litigation and events related thereto unfold. During 2016 and 2015 the Company incurred $1,273,888 and $38,906, respectively, in legal and litigation costs, which are included in legal expenses in the accompanying statements of operations.

On December 29, 2016, the Company complied with an injunction and ceased selling discs and streaming customized versions of the discs, pending the outcome of certain legal matters.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

5. Commitments and Contingencies continued
Operating Leases
The Company leases office facilities under a five-year operating lease. The Company has the option to cancel the lease agreement in the first 12 months with a 90-day notice with a minimum of a 4-month lease commitment.  The Company has not elected the option the cancel the lease agreement.  As of December 31, 2016, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

Years Ending December 31:	Amount

2017	$180,000
2018	185,400
2019	190,962
2020	196,691
2021	202,592

$955,645

Rental expense under operating leases was $28,725 and $9,545 for the years ended December 31, 2016 and 2015, respectively.
6. Stock Options
Stock Options
The Company’s 2014 Stock Incentive Plan (the Plan), originally approved on February 27, 2014, provides for the grant of incentive stock options, nonqualified options, stock appreciation rights, and shares of restricted stock. Under the terms of the Plan, there are 2,534,544 and 1,034,544 shares of common stock authorized for grant to employees, officers, directors and consultants, as of December 31, 2016 and 2015, respectively. The Board of Directors determines the terms of each grant. Generally, the options have a vesting period of 4 years with 1/48th vesting on each monthly anniversary of the vesting reference date over the four-year period, thereafter, and have a contractual life of ten (10) years. Certain stock options have provisions to accelerate vesting upon the occurrence of certain events. There are 1,509,733 and 299,733 shares available for grant under the Plan as of December 31, 2016 and 2015, respectively.

Stock-based compensation expense for the years ended December 31, 2016 and 2015 was $27,811 and $12,098, respectively.  As of December 31, 2016 and 2015, the Company had $140,671 and $94,556, respectively, of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 4 years.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

6. Stock Options Continued	The following sets forth the outstanding common stock options and related activity for the years ended December 31, 2016 and 2015:

	Number of Options	Weighted Average Exercise Price Per Share

Outstanding as of January 1, 2015	119,311	$0.190
Granted	625,500	0.500
Exercised	-	-
Forfeited	(10,000)	0.186

Outstanding as of December 31, 2015	734,811	0.450
Granted	293,000	0.820
Exercised	(5,000)	0.500
Forfeited	(3,000)	0.820

Outstanding as of December 31, 2016	1,019,811	0.558

The following summarizes information about stock options outstanding as of December 31, 2016:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price

99,311	7.38	$0.18	85,984	$0.18
10,000	7.85	0.30	6,944	0.30
620,500	8.45	0.50	414,129	0.50
290,000	9.39	0.82	5,104	0.82

1,019,811	8.61	0.56	512,161	0.45

The fair value of each stock-based award granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2016	2015

Risk-free interest rate	1.07 – 1.23%	1.31 – 1.69%
Expected stock price volatility	50%	50%
Expected dividend yield	0%	0%
Expected life of options	5 years	5 years

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

6. Stock Options Continued
As of December 31, 2016 and 2015, the aggregate intrinsic value of options outstanding was $267,319 and $268,919, respectively.  As of December 31, 2016 and 2015, the aggregate intrinsic value of options exercisable was $141,184 and $52,644, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk free interest rate was calculated using similar rates published by the Federal Reserve.  The Company has no plans to declare any future dividends.

7. Common Stock
The Company has authorized capital stock consisting of 25,000,000 shares of common stock, par value $0.001 per share, or common stock, of which 21,250,000 shares have been designated as Class A voting common stock (Class A Common Stock), and 3,750,000 have been designated as Class B Common Stock (collectively, Common Stock).

Voting Rights
Each outstanding share of Class A Common Stock shall be entitled to one (1) vote on each matter to be voted on by the stockholders of the Company. Each outstanding share of Class B Common Stock shall not be entitled to a vote on any matter to be voted on by the stockholders of the Company, unless specifically required by the Delaware General Corporation Law.

Liquidation Rights
The holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available therefore.

Identical Rights
Holders of the Class B Common Stock shall rank equally with, and have identical rights and privileges as, holders of all other shares of the Common Stock, except with regard to voting rights as provided above.

8. Related Party Transactions
The Company has a marketing services contract with an entity owned by one of the Company’s stockholders.   During 2016 and 2015, the Company incurred expenses of $4,689,867 and $375,870, respectively, to the related party for marketing services.

VIDANGEL, INC.
Notes to Financial Statements
Continued

December 31, 2016 and 2015

9. Income Taxes	The provision (benefit) for income taxes differs from the amount computed at federal statutory rates as follows:

	2016	2015

Federal income tax at statutory rates	$(1,571,445)	$(469,919)
State income tax at statutory rates	(151,668)	(45,064)
Change in valuation allowance	1,715,156	512,083
Other	7,957	2,900

	$–	$–

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows as of December 31:

	2016	2015

Current:
Accrual to cash adjustment	$2,407,509	$264,401
Accruals and reserves	57,988	–
Valuation allowance	(2,465,497)	(264,401)

	$–	$–

Long-term:
Net operating loss carryforwards	$54,530	$542,350
Depreciation and amortization	2,254	374
Valuation allowance	(56,784)	(542,724)

	$–	$–

As of December 31, 2016, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $146,000, which will begin to expire in 2035.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code.  Section 382 imposes limitations on a corporation’s ability to utilize its NOL carryforwards if it experiences an “ownership change.”  In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.

Item 8. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-K.

Exhibit Number	Description

2.1	Certificate of Incorporation of VidAngel, Inc., as amended, incorporated by reference to Exhibit 2.1 of our Form 1-A filed on September 22, 2016
2.2	Bylaws of VidAngel, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on September 16, 2016
3.1	Investor Rights and Voting Agreement between VidAngel, Inc. and certain investors, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on September 22, 2016
3.2	Stockholders Agreement between VidAngel, Inc. and the Class B Common Stockholders, incorporated by reference to Exhibit 3.1 of our Form 1-A filed on October 6, 2016
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on September 16, 2016
6.1	Employment Agreement between VidAngel, Inc. and David Quinto, incorporated by reference to Exhibit 6.1of our Form 1-A filed on September 22, 2016
6.2	Promotion and Marketing Services Agreement between VidAngel, Inc. and Harmon Brothers LLC incorporated by reference to Exhibit 6.2 of our Form 1-A filed on September 22, 2016
8.1	Escrow Agreement between Issuer Direct, Inc. and VidAngel, Inc., incorporated by reference to Exhibit 8.1 of our Form 1-A filed on September 22, 2016.
9.1	2016 Letter to Stockholders.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on April 27, 2017.

VidAngel, Inc.

By:	/s/ Neal S. Harmon
Name:	Neal S. Harmon
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neal S. Harmon	Chief Executive Officer and Director	April 27, 2017
Neal S. Harmon	(Principal Executive Officer)

/s/ Patrick Reilly	Director of Finance	April 27, 2017
Patrick Reilly	(Principal Financial and Accounting Officer)

/s/ Dalton Wright	Director	April 27, 2017
Dalton Wright

/s/ Paul Ahlstrom	Director	April 27, 2017
Paul Ahlstrom